EXHIBIT 99.2



SECTION 302 CERTIFICATION

I, Julia Chapman, certify that:

1. I have reviewed this annual report on Form 20-F, and all reports on Form 6-K containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report, of Granite Mortgages 03-3 plc;

2. Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this annual report;

3. Based on my knowledge, the distribution or servicing information required to be provided to the mortgages trustee by the administrator under the pooling and servicing, or similar, agreement, for inclusion in these reports is included in these reports;

4. Based on my knowledge and upon the annual certificate of compliance included in the report and required to be delivered to the mortgages trustee in accordance with the terms of the pooling and servicing, or similar, agreement, and except as disclosed in the reports, the administrator has fulfilled its obligations under the administration agreement; and

5. The reports disclose all significant deficiencies relating to the administrator's compliance with the minimum servicing standards based upon the report provided by an independent auditor, after conducting a review in compliance with the Uniform Single Attestation Program for Mortgage Bankers or similar procedure, as set forth in the pooling and servicing, or similar, agreement, that is included in these reports.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties:

Northern Rock plc and PricewaterhouseCoopers


Date: June 29, 2004

/s/ Julia Chapman
--------------------------------
Title: Director
Granite Finance Trustees Limited